UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

January 29, 2021

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information – Notice of Shareholders’ Meeting Resolutions

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: Compañía de Minas Buenaventura S.A.A.

Type of Meeting: General Shareholders’ Meeting

Date: 12/29/2020

Time: 10:00 a.m.

Description of Material Information: The company’s General Shareholders’ Meeting approved, by a majority of votes, the “Syndicated Guarantee Letter of Payment” Transaction and the granting of guarantees.

Comments:

The following items of the Agenda were discussed:

-	“Syndicated Guarantee Letter of Payment” Transaction and the granting of guarantees: Approved by a majority of votes

Yours faithfully,

Daniel Domínguez Vera

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 29, 2021	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer